02021945

SECU[...] [...]MMISSION
[...]ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21592

MAY 30 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MCMILLION SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 GREEN VALLEY ROAD
(No. and Street)

GREENSBORO (City) NORTH CAROLINA (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD C. MCMILLION
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERTSON NEAL & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

440 WEST MARKET STREET, GREENSBORO, NC 27401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, DONALD C. MCMILLION, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCMILLION SECURITIES, INC., as of MARCH 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHEILA R. BLAKE NOTARY PUBLIC GUILFORD COUNTY, N.C.

Signature

PRESIDENT

Title

Notary Public my commission expires Oct. 8, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERTSON NEAL

ROBERTSON NEAL & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
McMillion Securities, Inc.:

We have audited the accompanying statements of financial condition of McMillion Securities, Inc., (a North Carolina corporation and wholly owned subsidiary of McMillion Associates, Inc.) as of March 31, 2002 and 2001, and the related statements of income, changes in shareholder's investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McMillion Securities, Inc. as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robertson Neal & Company, LLP
Certified Public Accountants
May 22, 2002

P.O. BOX 2367, GREENSBORO, NC 27402-2367
440 WEST MARKET STREET, GREENSBORO, NC 27401-2206 • PH. 336.379.9932 • FAX. 336.370.9256
WWW.RNC-CPA.COM
HIGH POINT OFFICE:
P.O. BOX 1269, HIGH POINT, NC 27261-1269
1026 HUTTON LANE, HIGH POINT, NC 27262 • PH. 336.841.2198 • FAX. 336.841.8704

MCMILLION SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 8,154	$ 7,874
Receivable from clearing agent	-	358
Receivable from parent	51,423	51,333
TOTAL ASSETS	$ 59,577	$ 59,565
LIABILITIES AND SHAREHOLDER'S INVESTMENT		
LIABILITIES	$ -	$ -
SHAREHOLDER'S INVESTMENT:		
Common stock ($1 par value; 10,000 shares authorized, 800 shares issued and outstanding.)	800	800
Paid-in capital	39,350	39,350
Retained earnings	19,427	19,415
	59,577	59,565
TOTAL LIABILITIES AND SHAREHOLDER'S INVESTMENT	$ 59,577	$ 59,565

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 258,417	$ 194,946
Trading account and other	(289)	206
	258,128	195,152
LESS COMMISSION EXPENSE	116,122	88,586
NET REVENUES	142,006	106,566
EXPENSE ALLOCATIONS FROM PARENT	141,994	106,554
INCOME BEFORE INCOME TAXES	12	12
INCOME TAXES	-	-
NET INCOME	$ 12	$ 12

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S INVESTMENT
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock Number of Shares	Common Stock Par Value	Paid-In Capital	Retained Earnings	Total
Balance March 31, 2000	800	$ 800	$ 39,350	$ 19,403	$ 59,553
Net income	-	-	-	12	12
Balance March 31, 2001	800	800	39,350	19,415	59,565
Net income	-	-	-	12	12
Balance March 31, 2002	800	$ 800	$ 39,350	$ 19,427	$ 59,577

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 12	$ 12
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Receivable from parent	(90)	(5,681)
Other accounts receivable	358	2,922
Total adjustments	268	(2,759)
Net cash provided (used) by operating activities	280	(2,747)
NET INCREASE (DECREASE) IN CASH	280	(2,747)
CASH, BEGINNING OF YEAR	7,874	10,621
CASH, END OF YEAR	$ 8,154	$ 7,874

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS
The Company, which is a wholly owned subsidiary of McMillion Associates, Inc., is a securities broker/dealer that is engaged in the general securities business and places orders through a national clearing agent on a fully disclosed basis. Commission revenues and expenses on orders placed through the clearing agent are recorded as of the trade date. The Company does not maintain an inventory of securities, carry customer or margin accounts, or hold securities on behalf of customers.

BASIS OF ACCOUNTING
The Company maintains its books on the accrual method of accounting.

USE OF ESTIMATES
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

2. INCOME TAXES:

The results of the Company's operations are included in the consolidated federal income tax return of the parent. The federal income tax effects related to the Company's operations are absorbed by the parent.

The Company files a separate state income tax return and is responsible for the related taxes.

3. NET CAPITAL REQUIREMENTS:

As a security broker/dealer, the Company must comply with certain net capital requirements prescribed by the regulations of the Securities and Exchange Commission (SEC), which can limit the scope of operations, including the payment of dividends. The Company's net capital, as defined in the regulations, was $ 7,991 in 2002 and $8,067 in 2001, as compared to the minimum requirement of $5,000.

4. EXEMPTION FROM SEC RULE 15c3-3:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer accounts.

5. CONCENTRATION OF CREDIT RISK:

Concentration of credit risk arises principally from advances to parent.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MCMILLION SECURITIES, INC. **as of** 03/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 59,577	348
2.	Deduct ownership equity not allowable for Net Capital			( )	349
3.	Total ownership equity qualified for Net Capital			59,577	350
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				352
	B. Other (deductions) or allowable credits (List)				352
5.	Total capital and allowable subordinated liabilities			$ 59,577	353
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 51,423	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(51,423)	362
7.	Other additions and/or allowable credits (List)				363
8.	Net capital before haircuts on securities positions			$ 8,154	364
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	163	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(163)	3740
10.	Net Capital			$ 7,991	3750

OMIT PENNI

A.) AT MARCH 31, 2002 THE COMPANY HAD NO LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS.

B.) NO MATERIAL DIFFERENCES EXIST BETWEEN THIS REPORT AND THE PART IIA FILING OF MCMILLION SECURITIES, INC. AS OF MARCH 31, 2002.

Schedule I
Page 1 of 2

See independent auditor's report and notes to financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MCMILLION SECURITIES, INC. as of 03/31/2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 0	375
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	375
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	376
14.	Excess net capital (line 10 less 13)	$ 2,991	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 7,991	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	379
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	383
19.	Total aggregate indebtedness			$ 0	384
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0	385
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	387
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	388
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	376
25.	Excess net capital (line 10 less 24)	$ N/A	391
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	392

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Schedule I
Page 2 of 2

3/83 See accompanying independent auditor's report and notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MCMILLION SECURITIES, INC. **as of** 03/31/2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			455
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			456
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335	X	457
D. (k) (3)—Exempted by order of the Commission			458

Schedule II
Page 1 of 2

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15c3-3
FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

For the period from April 1, 2000, through March 31, 2002, this company carried no margin accounts and held no funds or securities for, or owed money or securities to customers. Therefore, the Company is exempt from Rule 15c3-3.

Schedule II
Page 2 of 2

See accompanying independent auditor's report and notes to financial statements.

ROBERTSON NEAL

ROBERTSON NEAL & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
McMillion Securities, Inc.:

We have audited the financial statements of McMillion Securities, Inc. (a North Carolina corporation and wholly owned subsidiary of McMillion Associates, Inc.) for the year ended March 31, 2002, and have issued our report thereon dated May 22, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by McMillion Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and determining compliance with the exemptive provisions of Rule 15c 3-3.
We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and

P.O. BOX 2367, GREENSBORO, NC 27402-2367
440 WEST MARKET STREET, GREENSBORO, NC 27401-2206 • PH. 336.379.9932 • FAX. 336.370.9256
WWW.RNC-CPA.COM
HIGH POINT OFFICE:
P.O. BOX 1269, HIGH POINT, NC 27261-1269
1026 HUTTON LANE, HIGH POINT, NC 27262 • PH. 336.841.2198 • FAX. 336.841.8704

procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of McMillion Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness and nothing came to our attention that caused us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Robertson Neal & Company, LLP
Certified Public Accountants

May 22, 2002